

July 8, 2014

Via E-mail
Yuxiang Wu
Chief Financial Officer
Yanzhou Coal Mining Company Limited
298 Fushan South Road
Zoucheng, Shandong Province
People's Republic of China

Re: **Yanzhou Coal Mining Company Limited**
Form 20-F for the Year Ended December 31, 2013
Filed April 29, 2014
File No. 001-14714

Dear Mr. Wu:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2013

Item 5. Operating and Financial Review and Prospects, page 71

A. Operating Results, page 71
Results of Operations, page 74
Year Ended December 31, 2013 Compared with Year Ended December 31, 2012, page 74

1.   You appear to have some discussion of the sales and cost of sales for each of your segments. However, readers could benefit from a more robust segment discussion and analysis. In future filings, please also disclose separately for each segment the business reasons for the changes between periods in the segment results line item shown in Note 6 of your financial statements. If there is more than one business reason for the change, please quantify the incremental effect of each individual business reason discussed.

Please similarly disclose with quantification the business reasons for changes between periods in the unallocated corporate expenses and unallocated corporate income reconciling line items shown in Note 6. Please provide us your proposed revisions to your results of operations discussion for 2013 as compared to 2012.

Transportation costs of coal, page 74

2.   Your coal transportation costs decreased by RMB 80 million, or 3.8%, from 2012 to 2013 despite your sales volume of the coal products increasing 11.8% between periods. In future filings, please disclose the business reasons for the decrease in coal transportation costs despite increased sales volume. Please provide us your proposed disclosure.

Income tax gain, page 76

3.   Your disclosure under Note 12 indicates that your effective income tax rates fluctuated significantly in the years 2011, 2012 and 2013. To enhance investors' understanding of your business, please expand your discussion in future filings to describe the causal factors underlying the changes in your effective income tax rates over the reporting periods. Please provide us your proposed disclosure.

F. Tabular Disclosure of Contractual Obligations, page 85
Secured Bank Borrowings, page 85

4.   You obtained a waiver from the bank in Australia related to your non-compliance with certain debt covenants prior to December 31, 2013. In future filings, please disclose in Note 35 when each waiver was obtained, the specific debt covenants with which you were not in compliance, the duration of each waiver, and the amounts and forms of consideration that you paid, if any, to obtain the waivers. Please also disclose whether you believe that you will be able to comply with each covenant that was violated for the next twelve months without the need to obtain additional waivers. In addition, please explain how additional future violations of these debt covenants would affect your liquidity. Please provide us your proposed disclosure.

Critical Accounting Policies, page 86

5.   Your disclosure under Note 23 states that you recorded an impairment charge of RMB 2,052,238 to mining reserves in 2013. To enhance investors' understanding of your business, please expand your critical accounting policy disclosure in future filings to:
        a) Describe the methods and key assumptions you applied in your impairment analysis and the value you assigned to the key assumptions;
        b) Describe the events and circumstances that led to the recognition of the impairment charge; and
        c) Identify the cash-generating units that were impaired.
        Please provide us your proposed disclosure.

Item 18. Financial Statements
Notes to the Consolidated Financial Statements, page F-9
Note 6. Segment Information, page F-44

6.   Please disclose in future filings the types of amounts included in the unallocated corporate expenses and unallocated corporate income line items for each period presented. Please also disclose the types of amounts included in the unallocated corporate assets and unallocated corporate liabilities line items as of each balance sheet date. Please provide us your proposed disclosure.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Suying Li at (202) 551-3335 or Rufus Decker, Branch Chief, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining